Exhibit 99.1

NUTRIEN LTD.

as Issuer,

AND

THE BANK OF NEW YORK MELLON,

as U.S. Trustee

AND

BNY TRUST COMPANY OF CANADA,

as Canadian Trustee

First Supplemental Indenture

Dated as of October 31, 2024

to Indenture

Dated as of April 10, 2018

i

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of October 31, 2024 (this “First Supplemental Indenture”), is by and among NUTRIEN LTD., a corporation duly organized and existing under the laws of Canada (the “Corporation”), having its principal office at 211 19th Street East, Suite 1700, Saskatoon, Saskatchewan, Canada S7K 5R6, THE BANK OF NEW YORK MELLON, a national banking association organized and existing under the laws of the United States of America, as trustee (the “U.S. Trustee”) and BNY TRUST COMPANY OF CANADA, a body corporate existing under the laws of Canada and authorized to carry on the business of a trust company, as the Canadian trustee appointed herein (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”) and supplements the Indenture, dated as of April 10, 2018, between the Corporation and the U.S. Trustee (the “Base Indenture” and the Base Indenture, as supplemented by this First Supplemental Indenture, the “Indenture”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Base Indenture.

RECITALS OF THE CORPORATION

WHEREAS, the Corporation executed and delivered the Base Indenture to provide for the issuance from time to time of its Securities, to be issued in one or more series as provided in the Base Indenture;

WHEREAS, Section 901(5) of the Base Indenture provides that the Corporation, without the consent of any Holders, when authorized by or pursuant to a Board Resolution, and the U.S. Trustee (upon Corporation Order), at any time and from time to time, enter into one or more indentures supplemental thereto to change or eliminate any of the provisions of the Indenture; provided that any such change or elimination shall become effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

WHEREAS, the Corporation desires to provide for the appointment of the Canadian Trustee as a Trustee (together with the U.S. Trustee) for any series of Securities to be issued after the effective date of this First Supplemental Indenture as and to the extent the Corporation shall so designate the Canadian Trustee as a Trustee for such series pursuant to Section 301 or Article Nine of the Base Indenture;

WHEREAS, the Corporation has duly authorized the execution and delivery of this First Supplemental Indenture;

WHEREAS, the Corporation desires and has requested the Trustees execute and deliver this First Supplemental Indenture and all requirements necessary to make this First Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been satisfied and complied with; and

WHEREAS, all things necessary to make this First Supplemental Indenture a valid agreement of the Corporation, in accordance with its terms, have been done.

NOW, THEREFORE, in consideration of the foregoing recitals and other valuable consideration, the receipt of which is hereby acknowledged, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of any such Securities to be issued after the effective date of this First Supplemental Indenture or of series thereof, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 101. Relation to Base Indenture.

This First Supplemental Indenture is supplemental to and shall hereafter be read in conjunction with the Base Indenture, and the Base Indenture and this First Supplemental Indenture shall hereinafter have effect as if all the provisions thereof and hereof were contained in one instrument, except as varied or amended hereby.

Section 102. Definitions.

For all purposes of this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2) all other terms used herein which are defined in the Base Indenture, either directly or by reference therein, have the meanings assigned to them therein;

(3) unless otherwise specified or as the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this First Supplemental Indenture; and

(4) the words “herein,” “hereinafter,” “hereof” and “hereunder” and other words of similar import refer to this First Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision.

“Canadian Trustee” means the Person named as the “Canadian Trustee” in the first paragraph of this First Supplemental Indenture until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Canadian Trustee” with respect to a series of Securities shall mean or include such successor Person, unless there has ceased to be a Canadian Trustee under the Indenture.

“CBCA” means the Canada Business Corporations Act and the regulations thereunder, as amended or re-enacted from time to time.

“Corporate Trust Office” means (i) with respect to the U.S. Trustee, the office of an affiliate of the U.S. Trustee in the City of New York, New York at which at any particular time its corporate trust business may be administered, which office at the date of the execution of this First Supplemental Indenture is located at The Bank of New York Mellon, 101 Barclay Street, Floor 7E, New York, New York, USA 10286, or such other address as the U.S. Trustee may designate from time to time by notice to the Holders and the Corporation and (ii) with respect to the Canadian Trustee, means the corporate trust office of the Canadian Trustee in the City of Toronto, Ontario at which at any particular time its corporate trust business shall be administered, which office at the date of the execution of this First Supplemental Indenture is located at 1 York Street, 6th Floor, Toronto, Ontario, Canada M5J 0B6, or such other address as the Canadian Trustee may designate from time to time by notice to the Holders and the Corporation.

“Trustee” or “Trustees” means, with respect to any series of Securities, the Persons named as the “U.S. Trustee” and, if a Canadian Trustee with respect to a series of Securities is appointed, the

“Canadian Trustee” in the first paragraph of this First Supplemental Indenture, in each case until a successor replaces such party in accordance with the applicable provisions of the Indenture and thereafter shall mean the successor serving hereunder. If the Canadian Trustee resigns or is removed and, pursuant to Section 610 of the Indenture, the Corporation is not required to appoint a successor Trustee to the Canadian Trustee, then “Trustee,” “Trustees” and any reference to “the Trustees” shall mean the U.S. Trustee.

“U.S. Trustee” means the Person named as the “U.S. Trustee” in the first paragraph of this First Supplemental Indenture until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “U.S. Trustee” shall mean or include such successor Person.

“Writing” means any written notice, request, direction, demand, authorization, consent, waiver or Act of Holders, certificate, instruction, opinion or other document delivered, or required to be delivered, pursuant to the Indenture.

ARTICLE TWO

THE CANADIAN TRUSTEE

Section 201. Appointment of Canadian Trustee.

(1) For any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee, it is intended hereby that for so long as the Corporation remains governed by the provisions of the applicable Canadian Trust Indenture Legislation, the Indenture will comply with the requirements thereof, including Part VIII of the CBCA, including the requirement that at least one of the trustees hereunder be a body corporate incorporated under the laws of Canada or a province and authorized to carry on the business of a trust company, unless and until the Corporation obtains an exemption from such requirement for purposes of the Indenture.

(2) The Corporation hereby appoints the Canadian Trustee as a Trustee (together with the U.S. Trustee) for any series of Securities for which it shall be designated to act as Canadian Trustee pursuant to a Corporation Order delivered to it prior to the issuance of such series of Securities. The Canadian Trustee hereby accepts the foregoing appointment and agrees to act as a Trustee (together with the U.S. Trustee) for any such series of Securities designated by the Corporation and, as such, agrees to become a party to, and be bound by the terms and provisions of, the Indenture. It is understood that the responsibilities of the Canadian Trustee shall be limited in all respects to performing only such functions as are specified in the Indenture to be performed by the Canadian Trustee as a Trustee, and to performing such functions solely in respect of those Holders of any such series of Securities for which the Canadian Trustee is appointed pursuant to a supplemental indenture confirming such appointment and the terms of this First Supplemental Indenture applicable thereto and executed by it in connection with the issuance of any series of Securities and the delivery to the Canadian Trustee of an Officer’s Certificate setting forth the terms of the such series of Securities pursuant to Section 301 of the Indenture, that, at the particular time, are shown in the Security Register to have a Canadian address. Notwithstanding anything herein or in the Indenture to the contrary, the Canadian Trustee shall not be appointed or deemed to be appointed, and shall have no duties or obligations under any circumstances, with respect to any Securities issued prior to the date hereof. Without limiting the generality of the foregoing or any of the rights and powers the Canadian Trustee may have, the Canadian Trustee will not, in such capacity, have any responsibilities, duties or obligations with respect to the enforcement of the provisions of this Supplemental Indenture or the Indenture against the Corporation. Notwithstanding anything else contained herein, nothing herein shall require the Canadian Trustee to carry on any business or activity, to exercise any power or to perform any function, outside of Canada or in relation to Holders who are not shown in the Security

Registerto have a Canadian address, or to engage in any business or activity, or to exercise any power or perform any function, in any jurisdiction where the Canadian Trustee does not hold all such authorizations, registrations or licenses as may be necessary to carry on such business or activity or to exercise such power or perform such function.

Section 202. Joint Trustees; Rights, Duties and Responsibilities of the Canadian Trustee.

(1) The rights, powers, duties and obligations conferred and imposed upon the Trustees are conferred and imposed upon and shall be exercised and performed by the U.S. Trustee and the Canadian Trustee individually, as set forth explicitly in the Indenture, except to the extent the Trustees are required under the Trust Indenture Legislation to perform such acts jointly, and neither Trustee shall be liable or responsible for the acts or omissions of the other Trustee.

(2) For purposes of determining the duties of the Canadian Trustee, references to “Trustee” in the following sections of the Base Indenture shall exclusively apply in all respects to or in respect of the U.S. Trustee only (it being understood that the rights, protections, entitlements, reliances and privileges applicable to a “Trustee” in such sections shall apply to the Canadian Trustee (but shall not be deemed to impose any additional duties or obligations (fiduciary or otherwise) upon the Canadian Trustee)): Article Two [Securities Forms]; Article Three [The Securities]; Section 401 (except references in the first paragraph (but not any of the sub-clauses thereof other than Section 401(c))) [Satisfaction and Discharge of the Indenture]; Section 402 [Application of Trust Money]; Section 501 [Events of Default]; Section 502 [Acceleration of Maturity; Rescission and Annulment] (except references in the second paragraph); Section 503 [Collection of Indebtedness and Suits for Enforcement] (except references in the final paragraph); Section 506 [Application of Money Collected] (solely with respect to the second reference to the Trustee therein); Section 607 [Moneys Held in Trust]; Section 612 (only with respect to references in the last sentence) [Merger, Consolidation, Amalgamation or Succession to Business]; Section 613 [Appointment of Authenticating Agent]; Sections 901 and 902 (to the extent a supplemental indenture does not affect the rights or duties of the Canadian Trustee); Section 906 (only with respect to the reference in the last sentence) [Reference in Securities to Supplemental Indentures]; Section 1002 (only with respect to the reference in the last sentence in the fifth paragraph) [Maintenance of Office or Agency]; Section 1008 [Additional Amounts]; Article Eleven [Redemption of Securities]; Article Twelve [Sinking Funds]; Article Thirteen [Repayment at Option of Holders]; Article Fourteen (except references in Section 1402) [Defeasance and Covenant Defeasance]; and Article Fifteen (except references in Section 1501(b)) [Meetings of Holders of Securities]. For greater clarity, for purposes of Section 701 [Access to List of Holders], the Canadian Trustee shall not be required to maintain the list of holders described therein and shall be entitled to furnish such list as provided to it by the U.S. Trustee, upon request, to the applicable requesting Holder.

(3) Except as noted above or as otherwise specifically set forth in this First Supplemental Indenture or the context indicates otherwise, all references to “Trustee” in the Base Indenture shall apply in all respects to or in respect of the Canadian Trustee for any series of Securities so designated by the Corporation as if (A) each reference therein to the U.S. Trustee (as a Trustee) is also a reference to the Canadian Trustee, (B) each reference therein to the Corporate Trust Office of the U.S. Trustee (as a Trustee) were a reference to the Corporate Trust Office of the Canadian Trustee and (C) the obligations of the Canadian Trustee are construed in accordance with the applicable Canadian Trust Indenture Legislation.

(4) Notwithstanding anything to the contrary in this First Supplemental Indenture or in the Indenture, prior to taking any action, to the extent of (a) any ambiguity regarding which Trustee is obligated to take any action with respect to the Indenture or any Securities, or (b) both Trustees being obligated to take the same action with respect to the Indenture or any Securities, each Trustee shall be entitled to request from the Corporation, and shall be fully protected in relying upon, a Corporation Order confirming which Trustee or whether both Trustees, as applicable, shall be required to perform any such action required under the Indenture and, to the extent any such action may be performed solely by the U.S. Trustee and there is no requirement under the Indenture, this First Supplemental Indenture or any other document or under any applicable laws, rules or regulations, including the Trust Indenture Legislation, for the Canadian Trustee to act, the Corporation shall direct the U.S. Trustee to so act in such Corporation Order. Notwithstanding anything to the contrary, to the extent the Corporation does not provide a Corporation Order when requested pursuant to this Section 202(4) within three (3) Business Days of a request for such by either Trustee, the Corporation shall be deemed to have directed the U.S. Trustee only to take such applicable action.

(5) The Canadian Trustee shall not be required to execute supplemental indentures providing for the issuance of Securities over which solely the U.S. Trustee shall be appointed, it being understood that any provisions in such supplemental indentures prejudicial to the rights, duties and responsibilities of the Canadian Trustee shall be unenforceable against the Canadian Trustee.

Section 203. Entitlement to Benefits of the Base Indenture.

The Canadian Trustee shall be entitled to all of the rights, privileges, protections, immunities, indemnities and benefits given to the Trustee in the Base Indenture.

Section 204. Eligibility of Canadian Trustee; Conflict of Interest.

The Canadian Trustee hereby represents and warrants to the Corporation that it is qualified and eligible under Section 609(2) of the Indenture to act as Canadian Trustee.

Section 205. Third Party.

The Corporation hereby represents to the Canadian Trustee that any account to be opened by, or interest to be held by, the Canadian Trustee in connection with the Indenture, for or to the credit of the Corporation, either: (1) is not intended to be used by or on behalf of any third party; or (2) is intended to be used by or on behalf of a third party, in which case, the Corporation agrees to complete and execute forthwith a declaration in the Canadian Trustee’s prescribed form as to the particulars of such third party.

Section 206. Not Bound to Act.

The Canadian Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Canadian Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Canadian Trustee, in its sole discretion, acting reasonably, determine at any time that its acting under the Indenture has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign with immediate effect on ten days’ written notice to the Corporation.

Section 207. Privacy.

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities of the Canadian Trustee under the Indenture. Despite any other provision of the Indenture, neither the Corporation nor the Canadian Trustee shall take or direct any action that would contravene or cause others to contravene applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Canadian Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties may rely or are not required under Privacy Laws. The Canadian Trustee shall use commercially reasonable efforts to ensure that its services under the Indenture comply with Privacy Laws. Specifically, the Canadian Trustee agrees: (1) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (2) to use personal information solely for the purposes of providing its services under or ancillary to the Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (3) not to sell or otherwise improperly disclose personal information to any third party; and (4) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE THREE

AMENDMENTS TO THE BASE INDENTURE

Section 301. Amendments to Section 105 of the Base Indenture.

Section 105 of the Base Indenture is hereby replaced in its entirety as follows for any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee:

“Any Writing provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a) the U.S. Trustee by any Holder or by the Corporation shall be sufficient for every purpose hereunder if in writing and delivered, mailed (first-class postage prepaid) to the U.S. Trustee at its Corporate Trust Office, The Bank of New York Mellon, 101 Barclay Street, Floor 7E, New York, New York, USA 10286, Attention: Corporate Trust – Global Americas Finance, Facsimile No., (212) 815-5366, with a copy to the Canadian Trustee at 1 York Street, 6th Floor, Toronto, Ontario, Canada M5J 0B6, Attention: CSM Toronto (CSMToronto@bnymellon.com), or

(b) the Corporation by the U.S. Trustee, the Canadian Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered, mailed (first-class postage prepaid) to the Corporation addressed to it at the address of its principal office specified in the first paragraph of this Indenture or at any other address previously furnished in writing to the U.S. Trustee or the Canadian Trustee by the Corporation, Attention: Corporate Secretary.

Any delivery made on a day other than a Business Day, or after 3:00 p.m. (New York City time) on a Business Day, shall be deemed to be received on the next following Business Day. Anything mailed shall not be deemed to have been given until it is actually received. The Corporation may from time to time notify the Trustee of a change in address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.”

Section 302. Amendments to Section 602 of the Base Indenture.

Section 602(h) of the Base Indenture is hereby replaced in its entirety as follows for any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee:

“The Trustees shall not be deemed to have notice or be charged with knowledge of any default or Event of Default unless written notice of such default or Event of Default from the Corporation or any Holder is received by a Responsible Officer of the U.S. Trustee (with a copy to a Responsible Officer of the Canadian Trustee) at the Corporate Trust Office of the U.S. Trustee, and such notice references the Securities and this Indenture.”

Section 303. Amendments to Section 608 of the Base Indenture.

Section 608 of the Base Indenture is hereby replaced in its entirety as follows for any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee:

“  (1) The Trustee represents to the Corporation that, at the time of the execution and delivery hereof, no material conflict of interest exists between the Trustee’s role hereunder and the Trustee’s role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after becoming aware that a material conflict of interest exists or as otherwise required under the Trust Indenture Legislation, either eliminate the same or resign its trust hereunder.

(2) If, notwithstanding Section 608(1), the Trustee has a material conflict of interest, the validity and enforceability of this Indenture, of the security interest (if any) constituted by or under this Indenture and of the Securities of any series issued hereunder shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest.

(3) If the Trustee contravenes Section 608(1), the Corporation or any Holder of Securities of any series affected thereby, or any interested person permitted under the Trust Indenture Legislation, may apply to a court of competent jurisdiction for an order that the Trustee be replaced, and such court may make an order on such terms as it thinks fit.”

Section 304. Amendments to Section 609 of the Base Indenture.

Section 609 of the Base Indenture is hereby replaced in its entirety as follows for any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee:

“  (1) For each series of Securities issued hereunder, there shall be at all times a U.S. Trustee hereunder which shall be (i) a corporation organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, authorized under such laws to exercise corporate trust powers and subject to supervision or examination by U.S. Federal or State authority, or (ii) a corporation or other Person organized and doing business under the laws of any other government which is permitted to act as Trustee pursuant to any rule, regulation or order of the Commission, authorized under such laws to exercise corporate trust powers and subject to supervision or examination by an authority of such government, or a political subdivision thereof, substantially equivalent to the supervision or examination applicable to an institution described in clause (i) above, in each case under clauses (i) and (ii) having a combined capital and surplus of at least $50,000,000 and an office, which may be an office of an affiliate of the Trustee, in The City of New York, provided that there shall be such a corporation or other

Person in such location willing to act upon customary and reasonable terms. If such corporation or other Person publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such corporation or other Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. Neither the Corporation nor any Affiliate of the Corporation shall serve as Trustee. If at any time the U.S. Trustee shall cease to be eligible in accordance with the provisions of this Section 609(1), the U.S. Trustee shall resign immediately in the manner and with the effect hereinafter specified in this Article.

(2) For so long as required by the applicable Canadian Trust Indenture Legislation, or until the Corporation obtains an exemption from such requirements for purposes of this Indenture, there shall be a Canadian Trustee under this Indenture. The Canadian Trustee shall at all times be a body corporate incorporated under the laws of Canada or any province thereof and authorized to carry on the business of a trust company. If at any time the Canadian Trustee shall cease to be eligible in accordance with this Section 609(2), it shall resign immediately in the manner and with the effect specified in this Article.”

Section 305. Amendments to Section 610 of the Base Indenture.

(1) Clauses (5) and (6) of Section 610 shall be renumbered to be clauses (6) and (7), respectively, and a new Section 610(5) as follows shall be inserted into the Base Indenture for any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee:

“If a Canadian Trustee under the Indenture is no longer required by the applicable Canadian Trust Indenture Legislation, or the Corporation obtains an exemption from such requirements for purposes of the Indenture, then the Corporation, by a Board Resolution, may remove the Canadian Trustee with 30 days’ written notice to the Canadian Trustee. For the avoidance of doubt, the Canadian Trustee is acting hereunder solely to satisfy the requirements of the applicable Canadian Trust Indenture Legislation and shall not act as Paying Agent, Registrar or Transfer Agent for the Securities issued unless otherwise appointed by the Corporation.”

(2) The first sentence of renumbered Section 610(6) of the Base Indenture is hereby replaced in its entirety as follows for any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee:

“If a Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Trustee for any cause, with respect to the Securities of one or more series, the Corporation, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of such series, it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be at most one U.S. Trustee and one Canadian Trustee with respect to the Securities of any particular series, and shall comply with the applicable requirements of Section 611; provided, however, that no such successor Trustee need be appointed for a Canadian Trustee removed pursuant to Section 610(5).”

Section 306. Amendments to Section 1004 of the Base Indenture.

Section 1004 of the Base Indenture is hereby replaced in its entirety as follows for any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee:

“The Corporation will deliver to the Trustees, within 120 days after the end of each fiscal year, and at any other time on the demand of a Trustee, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Corporation’s compliance with all conditions, covenants and requirements under this Indenture, including those requirements under the Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default, or, if there has been failure to so comply, giving particulars thereof. For purposes of this Section 1004, such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.”

Section 307. Form of Security.

Pursuant to Section 201 of the Base Indenture, a Form of Security for any Securities to be issued after the effective date of this First Supplemental Indenture to purchasers in Canada on a “private placement” basis exempt from the prospectus requirements of applicable Canadian securities laws and for which the Canadian Trustee has been designated to act as Canadian Trustee will be substantially in the form attached as Exhibit A to the Base Indenture, provided, however, that the following legend will be included on the face of the Security:

“In Canada, unless permitted under securities legislation, the holder of this security must not trade the security before [insert the date that is 4 months and a day after the distribution date].”

Notwithstanding the paragraph above, any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee may be in any other form approved by the Board of Directors in any Board Resolution pursuant to Section 301 of the Base Indenture.

For the avoidance of doubt, no Trustee shall be responsible for ascertaining or ensuring compliance with any securities laws or any other laws, rules or regulations applicable to the issuance of any Notes.

ARTICLE FOUR

MISCELLANEOUS

Section 401. Conflict with Trust Indenture Legislation.

If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Legislation that is required under the Trust Indenture Legislation to be a part of and govern the Indenture, the provision of the Trust Indenture Legislation (with priority given to Rule 4d-9 under the Trust Indenture Act) shall govern. If any provision of this First Supplemental Indenture modifies or excludes any provision of the Trust Indenture Legislation that may be so modified or excluded, the provision of the Trust Indenture Legislation shall be excluded or shall be deemed to apply to this First Supplemental Indenture as so modified, as the case may be.

Section 402. Separability Clause.

In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 403. Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 404. Benefits of First Supplemental Indenture.

Nothing in this First Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders of Securities issued after the date hereof with a Canadian Trustee, any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture.

Section 405. Governing Law; Waiver of Jury Trial.

This First Supplemental Indenture shall be governed by and construed in accordance with the law of the State of New York without regard to principles of conflicts of law. To the extent applicable, this Indenture is subject to the provisions of the Trust Indenture Legislation that are required to be part of this Indenture and shall be governed by such provisions. Notwithstanding the preceding sentences of this Section 405, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Corporation and the Trustees hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to the Indenture, the Securities or the transaction contemplated hereby or thereby.

Section 406. Confirmation of Base Indenture.

The Corporation hereby acknowledges and confirms that, except as specifically amended by the provisions of this First Supplemental Indenture, all of the terms and conditions contained in the Indenture are and shall remain in full force and effect, unamended, in accordance with the provisions thereof and shall apply with regard to any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee. The amendments provided for in this First Supplemental Indenture shall not prejudice any act or thing done prior to the date of this First Supplemental Indenture.

Section 407. Execution in Counterparts.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 408. Applicability.

Notwithstanding anything herein or in the Indenture or any other document to the contrary, this First Supplemental Indenture and the amendments effected hereby shall be effective solely with respect to any Securities to be issued after the effective date of this First Supplemental Indenture for which the Canadian Trustee has been designated to act as Canadian Trustee, and shall not be deemed to modify or otherwise affect the Base Indenture, any Securities or any related documents for which a Canadian Trustee is not so designated.

Section 409. Concerning the Trustees.

The recitals contained in this First Supplemental Indenture shall be taken as the statements of the Issuer and neither Trustee assumes any responsibility for the correctness of such statements. In entering into this First Supplemental Indenture, each Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct of or affecting the liability of or affording protection to the Trustees.

Section 410. Acquisition of BNY Trust Company of Canada.

(1) Consistent with Section 612 of the Indenture, any corporation into which the Canadian Trustee may be merged or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, consolidation or amalgamation to which the Canadian Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Canadian Trustee, or any corporation or association to which all or substantially all of the corporate trust business of the Canadian Trustee may be sold or otherwise transferred, shall be the successor of the Canadian Trustee for all purposes hereunder without any further act, provided that such successor Person shall be otherwise qualified and eligible to act as Canadian Trustee under the provisions of applicable Canadian Trust Indenture Legislation, without the execution or filing of any paper or instrument or any further act on the part of any of the parties hereto.

(2) The Corporation hereby acknowledges that prior to the date hereof, Computershare Limited has agreed to acquire BNY Trust Company of Canada (“BNY Canada”) through its Canadian trust company, Computershare Trust Company of Canada. At such time as BNY Canada is so acquired, Computershare Trust Company of Canada or any other Person into which BNY Canada is merged, consolidated or amalgamated, or by which BNY Canada is acquired, shall become the Canadian Trustee for all purposes hereunder, provided that such successor Person shall be otherwise qualified and eligible to act as Canadian Trustee under the provisions of applicable Canadian Trust Indenture Legislation.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the day and year first above written.

NUTRIEN LTD.

By:	/s/ Mark Thompson
Name: Mark Thompson
Title: Executive Vice President and Chief Financial Officer

THE BANK OF NEW YORK MELLON, as U.S. Trustee

By:	/s/ Leslie Morales
Name: Leslie Morales
Title: Vice President

BNY TRUST COMPANY OF CANADA, as Canadian Trustee

By:	/s/ Rahul Jattani
Name: Rahul Jattani
Title: Vice President

[Signature Page to First Supplemental Indenture]